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                    UNITED STATES                    --------------------------
          SECURITIES AND EXCHANGE COMMISSION                 OMB APPROVAL
                 WASHINGTON, DC 20549                --------------------------
                                                     OMB Number:      3235-0101
                      FORM 144                       Expires:   August 31, 2003
                                                     Estimated average burden
        NOTICE OF PROPOSED SALE OF SECURITIES        hours per response ... 2.0
      PURSUANT TO RULE 144 UNDER THE SECURITIES      --------------------------
                      ACT OF 1933                    --------------------------
                                                        S.E.C. USE ONLY
      ATTENTION: Transmit for filing three copies
             of this form concurrently with          --------------------------
      either placing an order with a broker to       DOCUMENT SEQUENCE NO.
           execute a sale or executing a sale
            directly with a market maker.            --------------------------
                                                     CUSIP NUMBER

                                                     --------------------------
                                                     WORK LOCATION

                                                     --------------------------

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 1(a) NAME OF ISSUER (Please type or print)                  (b) I.R.S. IDENT. NO.    (c) S.E.C. FILE NO.
HCC Insurance Holdings, Inc.                                     76-0336636               0-20766
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 1(d) ADDRESS OF ISSUER                   STREET           CITY           STATE           ZIP CODE             (e) TELEPHONE NO.
                                                                                                            ------------------------
                                                                                                            AREA CODE      NUMBER
13403 Northwest Freeway                                    Houston         Texas          77040              713         690-7300
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 2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) I.R.S. IDENT.     (c) RELATIONSHIP   (d) ADDRESS    STREET    CITY    STATE    ZIP CODE
      THE SECURITIES ARE TO BE SOLD          NO.                   TO ISSUER

 Stephen J. Lockwood                                               Director           27 Congress Street, Suite 108, Salem, MA 01970
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 INSTRUCTION: The person filing this notice should contact the issuer to obtain
              THE I.R.S. Identification Number and the S.E.C. File Number.

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       3(a)                            (b)                                                    (c)                  (d)
   TITLE OF THE          NAME AND ADDRESS OF EACH BROKER           S.E.C. USE ONLY     NUMBER OF SHARES         AGGREGATE
     CLASS OF         THROUGH WHOM THE SECURITIES ARE TO BE        ---------------      OR OTHER UNITS           MARKET
    SECURITIES         OFFERED OR EACH MARKET MAKER WHO IS          BROKER-DEALER         TO BE SOLD              VALUE
    TO BE SOLD               ACQUIRING THE SECURITIES                FILE NUMBER       (See Instr. 3(c))    (See Instr. 3(d))
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Common                Raymond James & Associates
Stock                 880 Carillon Parkway                                              550,000              $13,574,000
                      St. Petersburg, FL 33716                                                               (Note 1)
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                           (e)                      (f)                    (g)
                      NUMBER OF SHARES            APPROXIMATE            NAME OF EACH
                       OR OTHER UNITS             DATE OF SALE            SECURITIES
                         OUTSTANDING           (See Instr. 3(f))           EXCHANGE
                      (See Instr. 3(e))         (Mo.  Day  Yr.)       (See Instr. 3(g))
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                       58,775,774               06/08/01                   NYSE
                       (Note 2)
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INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code

   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's I.R.S. identification number, if such person is an entity
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code

   3.  (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold


SEC 1147(9-00)

                         TABLE I--SECURITIES TO BE SOLD
   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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     Title of    Date you    Nature of Acquisition    Name of Person from        Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction            Whom Acquired             Securities        Payment
                                                      (If gift, also give        Acquired
                                                      date donor acquired)

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    Common       05/24/96      Acquisition of LDG     HCC Insurance Holdings,    3,941,565        05/24/96        Exchange of
    Stock                   Management Company, Inc.    INC.                                                    private company
                                                                                                               stock pursuant to
                                                                                                                     Merger
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INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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              TABLE II--SECURITIES SOLD DURING THE PAST 3 MONTHS
     Furnish the following information as to all securities of the issuer sold during the past three
     months by the person for whose account the securities are to be sold.

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   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold

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    N/A
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REMARKS: Note 1: Based upon NYSE Closing Price on June 7, 2001 of $24.68.
         Note 2: Shares outstanding as of 05/04/01.

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                                June 8, 2001
                    ----------------------------------------
                                DATE OF NOTICE
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
                           /s/ Stephen J. Lockwood
                    ----------------------------------------
                                  (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
    Any copies not manually signed shall bear typed or printed signatures.

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 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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